UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934(Amendment No. 4)*

Yintech Investment Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.000011

(Title of Class of Securities)

98585M1082

(CUSIP Number)

July 17, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1  Some of the holdings reported herein are in the form of American Depositary Shares (“ADS”), which may be exchanged for ordinary shares of the Issuer, par value $0.00001 (“Ordinary Shares”) at a 1:20 ratio.

2  The CUSIP Number listed throughout this filing is the CUSIP assigned to the ADS of the Issuer.

CUSIP No. 98585M108	13G

1.	Name of Reporting Persons: Panhou Value Growth Fund SPC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,904,120
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,904,120
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,904,120 Ordinary Shares[3]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.13%[4]
12.	Type of Reporting Person (See Instructions): OO

3  Representing 1,904,120 Ordinary Shares on an as converted basis, which currently are held by the Global Growth SP, a segregated portfolio of Panhou Value Growth Fund SPC (“Global Growth”) in the form of 95,206 ADS. Each share of ADS held by Global Growth represents twenty (20) Ordinary Shares.

4  This percentage is calculated based on 1,460,831,635 Ordinary Shares outstanding as of March 31, 2020.

CUSIP No. 98585M108	13G

1.	Name of Reporting Persons: Global Growth SP, a segregated portfolio of Panhou Value Growth Fund SPC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,904,120
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,904,120
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,904,120 Ordinary Shares[5]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.13%[6]
12.	Type of Reporting Person (See Instructions): OO

5  Representing 1,904,120 Ordinary Shares on an as converted basis, which currently are held by the Global Growth SP, a segregated portfolio of Panhou Value Growth Fund SPC in the form of 95,206 ADS. Each share of ADS held by Global Growth represents twenty (20) Ordinary Shares.

6  This percentage is calculated based on 1,460,831,635 Ordinary Shares outstanding as of March 31, 2020

CUSIP No. 98585M108	13G

1.	Name of Reporting Persons: Xie Xiaoting I.R.S. Identification Nos. of Above Persons (Entities Only): -

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only

4.	Citizenship or Place of Organization: People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,904,120
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,904,120
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,904,120 Ordinary Shares[10]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.13%[11]
12.	Type of Reporting Person (See Instructions): IN

10  See Item 4 of this Statement for more information.

11  This percentage is calculated based on 1,460,831,635 Ordinary Shares outstanding as of March 31, 2020.

CUSIP No. 98585M108	13G

1.	Name of Reporting Persons: Chen Yumei I.R.S. Identification Nos. of Above Persons (Entities Only): -

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only

4.	Citizenship or Place of Organization: People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,904,120
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,904,120
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,904,120 Ordinary Shares[12]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.13%[13]
12.	Type of Reporting Person (See Instructions): IN

12  See Item 4 of this Statement for more information.

13  This percentage is calculated based on 1,460,831,635 Ordinary Shares outstanding as of March 31, 2020.

Item 1.
	(a)	Name of Issuer Yintech Investment Holdings Limited
	(b)	Address of Issuer’s Principal Executive Offices 3rd Floor, Lujiazui Investment Tower No.360 Pudian Road, Pudong District Shanghai, 200125 People’s Republic of China

Item 2.
	(a)	Name of Person Filing The information required by Item 2(a) is set forth in Row 1 of each Cover Page and is incorporated herein by reference.
	(b)	Address of the Principal Office or, if none, Residence c/o 29th floor, building 2, 759 Yanggao South Road, Pudong New Area, Shanghai, P.R. China 200090
	(c)	Citizenship The information required by Item 2(c) is set forth in Row 4 of each Cover Page and is incorporated herein by reference.
	(d)	Title of Class of Securities Ordinary Shares, par value $0.00001
	(e)	CUSIP Number 98585M108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of each Cover Page and is incorporated herein by reference.

The securities reported in this Statement are held directly by Global Growth in the form of 95,206 ADS, which may be converted into 1,904,120 Ordinary Shares. Global Growth is a segregated portfolio of Panhou Value Growth Fund SPC, a Cayman Islands segregated portfolio company (“Panhou SPC”).  Xie Xiaoting and Chen Yumei are the directors of Panhou SPC, and are deemed to be indirect beneficial owners of the securities held by Global Growth by reason of their ability to direct the vote and/or the disposition of such securities.

Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they have formed a group.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒  .

Instruction. Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
N/A

Item 8.	Identification and Classification of Members of the Group.
N/A

Item 9.	Notice of Dissolution of Group.
N/A

Item 10.	Certification.
N/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2020

PANHOU VALUE GROWTH FUND SPC, on its own behalf and in the name of, or by, or for the account of GLOBAL GROWTH SP

	By:	/s/ Xie Xiaoting
	Name:	Xie Xiaoting
	Title:	Authorized Signatory

/s/ Xie Xiaoting
XIE XIAOTING

/s/ Chen Yumei
CHEN YUMEI

EXHIBIT INDEX

Exhibit No.	Description
Exhibit A	Joint Filing Agreement, dated July 23, 2020 by and among Panhou Value Growth Fund SPC, Global Growth SP, a segregated portfolio of Panhou Value Growth Fund SPC, Xie Xiaoting, and Chen Yumei